June 16, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Christopher Chase

Re:                   Beacon Power Corporation

Registration Statement on Form S-3 (File No. 333-173747)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Beacon Power Corporation (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-173747) for Monday, June 20, 2011 at 4:00 p.m. (EST), or as soon as possible thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Albert L. Sokol at (617) 951-2237 of Edwards Angell Palmer & Dodge LLP.

Very truly yours,

/s/ James M. Spiezio
James M. Spiezio
Chief Financial Officer

cc:	Albert L. Sokol
Edwards Angell Palmer & Dodge LLP

Beacon Power Corporation • 65 Middlesex Road, Tyngsboro, MA 01879 • Phone: 978.694.9121 Fax: 978.694.9127

www.beaconpower.com